HERTZ GROUP REALTY TRUST, INC.

January 25, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mary Beth Breslin

Re: Withdrawal of Registration Statement on Form S-11 (File No. 333-232401)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hertz Group Realty Trust, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-11 (File No. 333-232401), initially filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel Yoel Kranz of Goodwin Procter LLP at (212) 813-8831.

Very truly yours,

HERTZ GROUP REALTY TRUST, INC.

/s/ William Z. Hertz
By: William Z. Hertz, CEO